August 18, 2005

Ms. Jill S. Davis
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-7010

Re: File No. 0-09120,
SEC comment letter dated 08/04/05

Dear Ms. Davis:

We have reviewed your questions received by fax on August 4, 2005, which are included below in bold type. Our response follows your question. Please advise us if our response does not satisfy the inquiry.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note A -- Summary of Significant Accounting Policies, page F-7
Oil and Gas Properties, page F-7

1. We have reviewed your response to prior comment number 11. Please address each of the following:

- Please explain how you account for 3-D seismic costs subsequent to the time that they are initially capitalized.

Response:

The Company amortizes the cost of its capitalized developmental 3-D seismic shoots over a 60-month period. Management believes that this is a conservative estimate of the useful life of the data. For example, we still refer back to shoots conducted in 1998 in the Williston Basin. Our more recent shoots, shot in the Maverick Basin in 2001, 2002 and 2003, continue to be utilized with a majority of all our drilling activity. Our seismic data is also reviewed when considering participation in a recompletion effort or new drilling in the area covered by the shoot.

- Please explain in greater detail how this data is used at your production wells, development wells and exploration wells.

Response:

When production declines on producing wells, the data is analyzed as a component of the review to determine whether the location is a good candidate for a recompletion effort that could enhance production volumes or extend the life of the well. In addition, when the results of drilled wells are contrary to expected results, the 3-D seismic data can be analyzed for indications of the cause of the unexpected performance, thereby allowing for more knowledgeable recompletion activities in the wells or revised location selection and/or drilling procedures in future wells.

As discussed in our previous response, the data is analyzed to select locations for development wells, qualify reservoir size and determine probable extensions and/or drainage areas for existing fields. It is anticipated that current 3-D seismic may be used if 4-D seismic is applied to some of our oil zones. It is becoming more common in the industry to acquire an additional 3-D program over the same area at a later time to compare the movement of hydrocarbons between the two shoots. The time delay between the two shoots is called 4-D seismic. This allows the operator to find bypassed reserves and to improve secondary flooding designs. We believe that in particular our Glen Rose and San Miguel oil production may be candidates for this technology.

The Company seldom participates in exploratory wells. However, one such example of an exploratory well was the Taylor 1-132, drilled during 2004 to test the Jurassic formation. Although the Company's library of 3-D seismic data was acquired initially for developmental purposes in formations above the Jurassic, the data was used in the selection process of the location for this well. As a carried partner on this well, all of the costs of drilling were borne by our partner in that effort. The Taylor 1-132 was considered uneconomic with respect to the Jurassic formation, as it did not find commercial quantities of natural gas in the Jurassic formation. The Company assumed operation of the well and, using the 3-D seismic data, successfully recompleted the well in the up-hole, Pearsall formation, and placed the well on production. The Pearsall formation has a history of proven production and reserves, and is currently producing in the Maverick Basin.

- Please clarify how you have defined a development well.

Response:

Management considers a developmental well as any well drilled within the proved area of an oil or gas reservoir to a known productive depth. In our current activities, we typically drill past the expected depth of the currently producing formations to test a lower zone and/or further define the depth range of the producing zone.

- Please clarify whether or not the 3-D seismic data relates to or covers areas with unproved acreage.

Response:

In order to produce effective, useful 3-D seismic images a large area must be processed. This is due to the shadow effects experienced near the edges of the area that is processed. In order to produce a useful image for our target area, surrounding areas must be processed that help to define the extent of the formation of interest. In the Maverick Basin, there has been production from multiple formations for decades. Very little, if any, of the acreage in the vicinity of our seismic shoots would be considered unproved acreage, for at least one zone is considered proven in each shoot area.

Per my phone conversation with Ms. Balderas, we stand ready to amend our Form 10-K for the year ended December 31, 2004, for the issues discussed in our response dated July 25, 2005.

Sincerely,

/s/ P. Mark Stark
P. Mark Stark
Vice President and Chief
Financial Officer

cc: Ms. Regina Balderas